Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	2000	1999	1998	1997	1996
Earnings:

Earnings before income taxes, extraordinary
item and cumulative effect	$ 425	$ 1,885	$ 1,220	$ 1,488	$ 970
Undistributed (earnings) losses of affiliate	9	(20)	(62)	(16)	(49)
Fixed charges, from below	1,068	1,012	1,002	1,009	1,113
Interest capitalized	(77)	(75)	(105)	(104)	(77)
Earnings	$ 1,425	$ 2,802	$ 2,055	$ 2,377	$ 1,957
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Fixed charges:

Interest expense	$ 416	$ 372	$ 362	$ 290	$ 290
Portion of rental expense representative
of the interest factor	652	640	640	719	823
Fixed charges	$ 1,068	$ 1,012	$ 1,002	$ 1,009	$ 1,113
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Ratio of earnings to fixed charges	1.33	2.77	2.05	2.36	1.76
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